UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K/A
Amendment No. 1
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2026
Commission File Number: 001-41815
            AngloGold Ashanti plc
(Translation of registrant’s name into English)
Third Floor, Hobhouse Court, Suffolk
Street
London SW1Y 4HH
        United Kingdom
6363 S. Fiddlers Green Circle, Suite
1000
Greenwood Village, CO 80111
        United States of America
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
EXPLANATORY NOTE
On 31 July 2026, AngloGold Ashanti plc (the "Registrant") furnished a report on Form 6-K
(the "Original Form 6-K") with the enclosure entitled “AngloGold Ashanti Earnings Release for the Three Months and Six Months Ended 30 June 2026” (the “Enclosure”). The Registrant is
filing this Amendment No. 1 on Form 6-K/A ("Amendment No. 1") solely to correct a clerical error in the following paragraph on page 24 of the Enclosure, which replaces the paragraph in the Original Form 6-K in its entirety. Other than with respect to the noted corrections, this
Amendment No. 1 does not contain any modifications, updates or other changes to the disclosures contained in the Original Form 6-K.
Corrected excerpt from Original Form 6-K:
Beneficial owners on the Ghana sub-register holding shares and beneficial owners holding
GhDSs are advised that the distribution of 72 US cents per ordinary share will be converted to
Ghanaian cedis at the applicable exchange rate. Assuming an exchange rate of US$1/
¢11.6600, the gross dividend payable per share, is equivalent to ca. ¢8.3952 Ghanaian cedis.
However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
                                                                    AngloGold Ashanti plc
Date: 31 July 2026
By:/s/ C STEAD
Name:C Stead
Title:Company Secretary